Exhibit 99.1

Akanda Announces Changes to Board of Directors and Postponement of Annual General Meeting

Toronto, June 23, 2022 – Akanda Corp. ("Akanda" or the "Company") today announced certain changes to its board of directors (the "Board") and the postponement of its annual general meeting of shareholders, originally scheduled to take place on June 24, 2022 (the "Meeting").

Effective immediately, the Board has been reconstituted, by shareholder resolution, to consist of Tej Virk, Harvinder Singh, Mohsen Rahimi, Jatinder Dhaliwal and Katharyn Field.

As a result of these recent changes to the Board, the Company has decided to postpone the Meeting for a short period of time in order to provide shareholders with sufficient time to consider the members of the reconstituted Board, each of whom is expected to stand for re-election at the Meeting once convened. The Company intends to provide a further update regarding the revised Meeting once a new date has been determined.

“I am dedicated to leading Akanda as we continue building our unique seed-to-patient platform to serve the rapidly growing cannabis markets in the EMEA region,” said Tej Virk, Akanda’s CEO. “Akanda’s overall focus of delivering the highest quality medical cannabis products through direct and partnered distribution for ease of access will remain unwavering, even as we fine-tune our strategy and increase the focus on compelling near-term opportunities. I look forward to working with our new board members to propel Akanda into the future and create shareholder value. As a result, we are well-positioned to reach profitability in a timely manner and focus on the EMEA markets as they edge toward recreational legalization.”

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa; Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; and CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK, and Cantourage, which operates a platform for bringing medical cannabis to Europe.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

Matt Chesler, CFA

FNK IR

ir@akandacorp.com

Media Contacts

United States:

Annie Grant

Allison + Partners

akanda@allisonpr.com

Europe:

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to the expected timing of the Meeting, business strategy, product development, manufacturing plans, and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.